23000773

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SEC FILE NUMBER
8-46961

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonington Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

342 West 22nd Street
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Forster	(646) 541-1134	wdf@wforster.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William Forster, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonington Corporation, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William D Forster

Title: President

Notary Public

SEE ATTACHED

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2023, by
Date *Month* *Year*

(1) William Forster

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CASSANDRA OCHOA
Notary Public - California
Los Angeles County
Commission # 2371758
My Comm. Expires Aug 21, 2025

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath Or Affirmation

Document Date: 02/27/2023 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

Stonington Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2022

Stonington Corporation

Independent Auditor's Opinion

For the Year-ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Stonington Corporation

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 27, 2023
We have served as the Stonington Corporation's auditor since 2019.

Stonington Corporation

Financial Statements

For the year ended December 31, 2022

Stonington Corporation

Statement of Financial Condition

As of and for the Year-Ended December 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	15,764.78
Prepaid Expenses		472.00
Total Current Assets		16,236.78
TOTAL ASSETS	$	16,236.78

LIABILITIES and STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	2,975.00
Income Tax Payable		175.00
Total Current Liabilities		3,150.00
LONG TERM LIABILITIES		-
Total Liabilities	$	3,150.00
STOCKHOLDER'S EQUITY		
Capital Stock, no par value 200 shares authorized, 30 shares issued and outstanding	$	30.00
Paid in Excess		476,523.88
Retained Earnings		(463,467.10)
Total Stockholder's Equity		13,086.78
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,236.78

The accompanying notes are an integral part of these financial statements

Stonington Corporation

Statement of Operations

As of and for the Year-Ended December 31, 2022

Revenues		
Investment Income	$	0.89
Total Revenues	$	0.89
Operating Expenses		
Consulting Fees		-
Regulatory Fees		2,537.00
Other Expenses		7,547.00
Total Operating Expenses		10,084.00
Operating Income (Loss)		(10,083.11)
State and Local Income tax		-
Net Income (Loss)	$	(10,083.11)

The accompanying notes are an integral part of these financial statements

Stonington Corporation

Statement of Cash Flow

As of and for the Year-Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (10,083.11)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	-
Decrease (increase) in Operating Assets:	
Accounts Receivables	
Other	
Increase (Decrease) in Operating Liabilities:	
Accounts Payables	75.00
Accrued Liabilities	
Total Adjustments	75.00
Net Cash Provided By (Used in) Operating Activities	(10,008.11)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sales of Fixed Assets	-
Net Cash Provided By (Used In) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	15,972.00
Treasury Stock	-
Net Cash Provided By (Used In) Financing Activities	15,972.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,963.89
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$ 9,800.89
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 15,764.78

The accompanying notes are an integral part of these financial statements

Stonington Corporation

Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2022

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at December 31, 2021	-	-	24	$ 24.00	20	$ 460,557.88	$ (453,383.99)	$ 7,197.89
Net Income	-	-	-	-	-	-	(10,083.11)	(10,083.11)
Capital Transactions	-	-	6	$ 6.00	6	$ 15,966.00	-	15,972.00
Prior Period Adjustments	-	-	-	-			-	-
Balance at December 31, 2022	-	$ -	30	$ 30.00	22	$ 476,523.88	$ (463,467.10)	$ 13,086.78

The accompanying notes are an integral part of these financial statements

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Stonington Corporation (the "Company") was incorporated in the state of New York effective June 8, 1995. The Company has adopted a calendar year.

Description of the Business

The Company, located in New York, NY is a broker-dealer firm registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3 (k)(2)(i), which provides an exemption because of "Special Account for the benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable—Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Advisory, consulting and private placement fees are recognized on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the prior period. Private placement fees are recognized when the proceeds of the private placement are received.

Finder's fees are recognized based on the agreement between the Company and the investment manager of a group of funds. The Company is entitled to receive as compensation a portion of the management fee

and any incentive allocation earned by the investment manager with respect to persons which the Company introduced to, and subsequently invested in, the fund.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Instruments that are subject to fair value disclosure requirements are carried in the financial statements at the amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2022, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is in services, and primarily the provision of merger and acquisition advice and acting as an advisor and agent for private placements. In past years the Company has received revenue from finder's fees paid by a fund manager.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and New York State income tax regulations. Under those provisions the Company does not pay federal or state income taxes.

NOTE B -- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 13c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding amounts reported in Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OF CONTROL REQUIREMENTS

The Company does not have possession of control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-13-3(k)(2)(i) because the Company does not handle customer funds or securities.

NOTE D – RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel, and other services for the day-to-day operation of the Company under a master services agreement. The Company accrued $1,600 in fees during the year ended December 31, 2022 related to this agreement. On various dates during 2022 the sole shareholder of the firm purchased an additional 6 shares of Company's common stock for an aggregate of $15,972. Of this total amount, $15,000 was paid to the Company and $972 was paid directly by the stockholder to FINRA for the fees due in December 2022 for the renewal of licenses from FINRA and the states of New York and Connecticut.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which included procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, it is not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(3)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Stonington Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm a future date.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2023, which is the date the financial statement was available to be issued. Based upon this review, the Company determined that there were no events which took place that would have a material impact on its financial statements.

Stonington Corporation

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Stonington Corporation

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Computation of Net Capital

Total Stockholder's Equity	$	13,087
Allowable Subordinated Loans		-
Non-Allowable Assets		1,544
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	11,543

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	210
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	6,543

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,150
Percentage of Aggregate Indebtedness to Net Capital		27.29%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$	11,768
Adjustments		
Increase (Decrease) in Equity		(225)
Increase (Decrease) in Subordinated Loans		-
(Increase) Decrease in Non-Allowable Assets		-
(Increase) Decrease in Securities Haircuts		-
(Increase) Decrease in Undue Concentration Charges		-
Net Capital per Audit	$	11,543
Reconciled Difference	$	-

Stonington Corporation
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $11,543 which was $6,543 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 27.29%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues the exceed $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Stonington Corporation

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Stonington Corporation
342 West 22nd Street
New York, NY 10011

February 27, 2023

Tuttle & Bond PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-S(d)(1)(I)(B)(2)

To the best knowledge and belief, Stonington Corporation:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3
2. We have met the identified exemption from January 1, 2022 through December 31, 2022, without exception, unless noted in number 3 below,
3. We have no exceptions to report for the fiscal year ending 12/31/2022.

Regards,

William Forster
President
Stonington Corporation

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-Ended 12/31/2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

No Exemption: 15c3-3(k)(2)(i)

William Forster
Stonington Corporation
342 West 22nd Street
New York, NY 10011

Dear William Forster:

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which Stonington Corporation has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant to 15c3-3(k)(2)(i) and that Stonington Corporation does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Stonington Corporation does not carry accounts of customers and Stonington Corporation does not carry proprietary accounts as defined in Rule 15c3-3. Stonington Corporation stated that it has met the requirements to operate pursuant to 15c3-3(k)(2)(i) throughout the most recent fiscal year without exception, or, with exception as noted in the Representation Letter of Exemption. Stonington Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonington Corporation's compliance with its operations as such pertain to its operations under 15c3-3(k)(2)(i). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 27, 2023